Exhibit 99.2

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Crescent Point Energy Corp. 2000, 585 – 8th Avenue SW Calgary, Alberta, T2P 1G1

Item 2	Date of Material Change

November 6, 2023

Item 3	News Release

News releases relating to the material changes described herein were disseminated through the facilities of GlobeNewswire and subsequently filed on SEDAR+ on November 7, 2023.

Item 4	Summary of Material Change

On November 6, 2023, Crescent Point Energy Corp. (“Crescent Point” or the “Company”) entered into: (a) an arrangement agreement (the “Arrangement Agreement”) to acquire Hammerhead Energy Inc. (“Hammerhead”), an oil and liquids-rich Alberta Montney producer, for total consideration of approximately $2.55 billion, including approximately $455 million in assumed net debt, consisting of approximately 53.2 million common shares of the Company (“Crescent Point Shares”) and $1.5 billion in cash (the “Transaction”); and (b) an agreement (the “Underwriting Agreement”) with a syndicate of underwriters co-led by BMO Capital Markets and RBC Capital Markets (collectively, the “Underwriters”) under which the Underwriters have agreed to purchase, on a bought deal basis, 48,550,000 Crescent Point Shares at $10.30 per Crescent Point Share for aggregate gross proceeds of approximately $500 million (the “Offering”).

Copies of the Arrangement Agreement and the Underwriting Agreement have been filed on SEDAR+ under Crescent Point’s corporate profile.

Item 5

Full Description of Material Change

The Transaction

Overview

On November 6, 2023, the Company entered into the Arrangement Agreement, pursuant to which Crescent Point will acquire all of the issued and outstanding Class A common shares of Hammerhead (“Hammerhead Shares”) from the holders thereof (“Hammerhead Shareholders”), for total consideration of approximately $2.55 billion, including approximately $455 million in assumed net debt. The Transaction will be implemented pursuant to a court-approved statutory plan of arrangement governed by the Business Corporations Act (Alberta) (the “Arrangement”).

Pursuant to the Transaction, Crescent Point will acquire approximately 800 net Montney drilling locations and increase the Company’s estimated inventory of premium drilling locations to over 20 years on a pro forma basis. Pro-forma production is expected to total over 200,000 boe/d, with significant drilling inventory in place to deliver additional long-term organic growth. Crescent Point is expected to immediately become the largest owner of land in the Alberta Montney’s volatile oil fairway and the seventh-largest Canadian exploration and production company by production volume. See “Transaction Metrics” in this material change report.

The Arrangement Agreement provides for mutual non-completion fees of $85 million in the event the Transaction is not completed or is terminated by either party in certain circumstances.

Consideration

Under the terms of the Arrangement Agreement, Hammerhead Shareholders will receive $15.50 cash and 0.5340 of a Crescent Point Share per fully diluted Hammerhead Share, through a combination of approximately $1.5 billion in cash and 53.2 million Crescent Point Shares (approximately $548 million).

The Company plans to fund the cash portion of the Transaction through its existing credit facilities, a new three-year term loan totalling $750 million (the “Term Loan”) and approximately $500 million of gross proceeds from the Offering. The closing of the Transaction is not conditional upon closing of the Term Loan financing or the Offering.

BMO Capital Markets and RBC Capital Markets are acting as financial advisors to Crescent Point on the Transaction and have each provided a verbal opinion to the Board of Directors of Crescent Point to the effect that, as of the date of each such opinion and based upon and subject to the assumptions, limitations and qualifications set forth therein, the consideration to be paid by Crescent Point under the Arrangement Agreement is fair from a financial point of view to Crescent Point.

The Board of Directors of both Crescent Point and Hammerhead have unanimously approved the Transaction, which is subject to the approval of the Hammerhead Shareholders, the Court of King’s Bench of Alberta, the Toronto Stock Exchange, the New York Stock Exchange and approval under the Competition Act (Canada) and other customary closing conditions. The Transaction is expected to close in December 2023.

Shareholder Approval

The Arrangement is subject to approval of at least 66⅔% of the votes cast by Hammerhead Shareholders at a special meeting of Hammerhead Shareholders (the “Hammerhead Meeting”) and, due to an executive officer of Hammerhead receiving a “collateral benefit” (as defined in Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions) pursuant to the Arrangement, a simple majority of the votes cast by Hammerhead Shareholders other than such executive officer at the Hammerhead Meeting.

Voting Support Agreements

Certain affiliates of Riverstone Holdings, LLC (collectively “Riverstone”), being Hammerhead’s largest shareholder, and all of Hammerhead’s directors and officers, holding an aggregate of approximately 82 percent of the Hammerhead Shares outstanding, have entered into voting support agreements (the “Voting Support Agreements”) with Crescent Point to vote in favour of the Transaction and against any alternative or competing transaction.

Lock-Up Agreement

Riverstone will own approximately seven percent of the pro forma issued and outstanding Crescent Point Shares upon closing of the Transaction. Riverstone has agreed to enter into a lock-up agreement (the “Lock-Up Agreement”) upon the closing of the Transaction whereby it will hold 50 percent of the Crescent Point Shares it receives pursuant to the Transaction for a period of at least three months following the closing thereof and hold the remaining 50 percent of the Crescent Point Shares that it receives pursuant to the Transaction for a period of at least six months following the closing, subject to the provisions of such Lock-Up Agreement.

Transaction Metrics

Based on estimated production for the acquired assets of approximately 56,000 boe/d in 2024, the Transaction metrics are as follows, assuming US$80/bbl WTI, $3.50/mcf AECO, and $0.73 US$/CDN exchange rate:

●   3.4 times annual net operating income;

●   $45,500 per flowing boe; and

●  $8.25 per boe of Proved plus Probable (“2P”) reserves of 308.7 MMboe, as estimated by the independent evaluator McDaniel & Associates Consultants Ltd., as at November 1, 2023. Including approximately $2.7 billion of undiscounted future development capital, the Transaction equates to $16.93 per boe of 2P reserves, resulting in a recycle ratio of approximately 2.2 times.

The net present value (“NPV”) of the Proved (“1P”) and 2P reserves of the acquired assets total approximately $2.1 billion and $3.4 billion respectively, based on independent engineering evaluation and pricing as of fourth quarter 2023. The reserves attributed to the acquired assets are based on 252 net booked locations, or approximately a third of the total 800 internally identified net premium drilling locations.

Additional Information

The foregoing descriptions of the Arrangement Agreement, Lock-Up Agreement and Voting Support Agreements are not complete and are qualified in their entirety by reference to the full text of the Arrangement Agreement, Lock-Up Agreement and the Voting Support Agreements.

Full details of the Transaction will be included in the Hammerhead management information circular which is expected to be mailed to shareholders in November 2023 and made available on SEDAR+ under the issuer profile of Hammerhead at www.sedarplus.ca. The shareholder meeting is expected to be held in December 2023.

The Offering

On November 6, 2023, Crescent Point entered into the Underwriting Agreement, pursuant to which the Underwriters agreed to purchase, on a bought deal basis, 48,550,000 Crescent Point Shares at $10.30 per Crescent Point Share for aggregate gross proceeds of approximately $500 million.

Crescent Point has also granted the Underwriters an over-allotment option (the “Over-Allotment Option”) to purchase, on the same terms and conditions of the Offering, up to an additional 15 percent of the Crescent Point Shares issued in connection with the Offering. The Over-Allotment Option is exercisable, in whole or in part, by the Underwriters at any time until and including 30 days after closing of the Offering. The maximum gross proceeds raised under the Offering will be approximately $575 million, in the event the Over-Allotment Option is fully exercised.

Crescent Point intends to use the net proceeds from the Offering to partially fund the cash portion of the consideration payable in connection with the Transaction. If the Transaction is not completed, Crescent Point intends to use the net proceeds from the Offering to reduce existing indebtedness, finance future growth opportunities including acquisitions, finance its capital expenditures or for other general corporate purposes.

The Crescent Point Shares were offered to the public through the Underwriters and their affiliates by way of a prospectus supplement to Crescent Point’s short form base shelf prospectus dated November 3, 2023 filed with the securities regulatory authorities in each of the provinces of Canada and included in its registration statement on Form F-10 filed with the U.S. Securities and Exchange Commission (the “SEC”).

Closing of the Offering occurred on November 10, 2023.

Item 6	Reliance on Section 7.1(2) of National Instrument 51-102

N/A

Item 7	Omitted Information

N/A

Item 8	Executive Officer

For further information, contact Mark Eade, Senior Vice President, General Counsel and Corporate Secretary by telephone at (403) 693-0020.

Item 9	Date of Report

November 16, 2023.

Specified Financial Measures

Throughout this material change report, the Company uses the terms “net debt”, “operating netback” and “recycle ratio”. These terms do not have any standardized meaning as prescribed by International Financial Reporting Standards (“IFRS”) and, therefore, may not be comparable with the calculation of similar measures presented by other issuers. For information on the composition of net debt and operating netback and how these measures provide useful information to an investor and quantitative reconciliations to the applicable IFRS measures, see the Company’s MD&A for the quarter ended September 30, 2023 available on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov/edgar and on the Company’s website at www.crescentpointenergy.com.

The most directly comparable financial measure for net debt disclosed in the Company’s financial statements is long-term debt, which, for the nine month period ended September 30, 2023 was $2.95 billion. For the quarter ended September 30, 2023, net debt was $2.88 billion.

Recycle ratio is a non-IFRS ratio and is calculated as operating netback before hedging divided by FD&A costs. Recycle ratios may not be comparable year-over-year given significant changes executed over the last three years. Recycle ratio is a common metric used in the oil and gas industry and is used to measure profitability on a per boe basis. For an explanation of the calculation of “recycle ratio” please see the “Reserves and Drilling Data” advisory below.

Management believes the presentation of these measures provides useful information to investors and shareholders as the measures provide increased transparency and the ability to better analyze performance against prior periods on a comparable basis. This information should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS.

Notice to US Readers

The oil and natural gas reserves contained in this material change report have generally been prepared in accordance with Canadian disclosure standards, which are not comparable in all respects to United States or other foreign disclosure standards. For example, the SEC generally permits oil and gas issuers, in their filings with the SEC, to disclose only proved reserves (as defined in SEC rules), but permits the optional disclosure of “probable reserves” (as defined in SEC rules). Canadian securities laws require oil and gas issuers, in their filings with Canadian securities regulators, to disclose not only proved reserves (which are defined differently from the SEC rules) but also probable reserves, each as defined in National Instrument 51-101 – Standards of Disclosure for Oil and Gas Activities (“NI 51-101”). Accordingly, “proved reserves” and “probable reserves” disclosed in this material change report may not be comparable to US standards, and in this material change report, Crescent Point has disclosed reserves designated as “proved plus probable reserves”. Probable reserves are higher-risk and are generally believed to be less likely to be accurately estimated or recovered than proved reserves. In addition, under Canadian disclosure requirements and industry practice, reserves and production are reported using gross volumes, which are volumes prior to deduction of royalties and similar payments. The SEC rules require reserves and production to be presented using net volumes, after deduction of applicable royalties and similar payments. Moreover, Crescent Point has determined and disclosed estimated future net revenue from its reserves using forecast prices and costs, whereas the SEC rules require that reserves be estimated using a 12-month average price, calculated as the arithmetic average of the first-day-of-the-month price for each month within the 12-month period prior to the end of the reporting period.  Consequently, Crescent Point’s reserve estimates and production volumes in this material change report may not be comparable to those made by companies using United States reporting and disclosure standards. Further, the SEC rules are based on unescalated costs and forecasts. All amounts in this material change report are stated in Canadian dollars unless otherwise specified.

Forward Looking Statements

This material change report contains “forward-looking statements” within the meaning of applicable securities legislation, such as section 27A of the Securities Act of 1933 and section 21E of the Securities Exchange Act of 1934, and contains “forward-looking information” within the meaning of applicable Canadian securities laws (collectively, “forward-looking statements”). The Company has tried to identify such forward-looking statements by use of such words as “could”, “should”, “can”, “anticipate”, “expect”, “believe”, “will”, “may”, “continues”, “strategy”, “potential”, “grow”, “estimate” and other similar expressions, but these words are not the exclusive means of identifying such statements.

In particular, this material change report contains forward-looking statements pertaining, among other things, to the following: the completion of the Transaction; the expected benefits of the Transaction; the increase of total corporate premium drilling inventory of over 20 years; the acquisition of 800 premium Montney drilling locations in Alberta; characteristics of the acquired assets, including expected pro forma production and inventory in place to deliver additional long term organic growth; the creation of the seventh-largest Canadian energy producer and largest land owner in the Alberta Montney’s volatile oil fairway; anticipated funding of the cash portion of the Transaction; ability of the Company to enter into the Term Loan; Riverstone’s expected ownership in the Company upon closing of the Transaction; 1P and 2P reserves associated with the acquired assets; undiscounted future development capital; NPV of the 1P and 2P reserves of the acquired assets; Crescent Point’s intended use of the net proceeds of the Offering; and the use of the nets proceeds of the Offering in the event the Transaction is not completed.

Statements relating to “reserves” are also deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions, that the reserves described exist in the quantities predicted or estimated and that the reserves can be profitably produced in the future. Actual reserve values may be greater than or less than the estimates provided herein. Unless otherwise noted, reserves referenced herein are given as at December 31, 2022. Also, estimates of reserves and future net revenue for individual properties may not reflect the same confidence level as estimates and future net revenue for all properties due to the effect of aggregation. All required reserve information for the Company is contained in its Annual Information Form for the year ended December 31,  2022 and in the Company’s material change reports dated April 6, 2023 and September 1, 2023, each of which is accessible on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov/edgar.

With respect to disclosure contained herein regarding resources other than reserves, there is uncertainty that it will be commercially viable to produce any portion of the resources and there is significant uncertainty regarding the ultimate recoverability of such resources.

All forward-looking statements are based on Crescent Point’s beliefs and assumptions based on information available at the time the assumption was made. Crescent Point believes that the expectations reflected in these forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this material change report should not be unduly relied upon. By their nature, such forward-looking statements are subject to a number of risks, uncertainties and assumptions, which could cause actual results or other expectations to differ materially from those anticipated, expressed or implied by such statements, including those material risks discussed in the Company’s Annual Information Form for the year ended December 31, 2022 under “Risk Factors” and our Management’s Discussion and Analysis for the year ended December 31, 2022 under the headings “Risk Factors” and “Forward-Looking Information” and the Management’s Discussion and Analysis for the three and six months ended September 30, 2023, under the heading “Forward-Looking Information”. The material assumptions are disclosed in the Management’s Discussion and Analysis for the year ended December 31, 2022, under the headings “Overview”, “Commodity Derivatives”, “Liquidity and Capital Resources”, “Critical Accounting Estimates” and “Guidance” and in the Management’s Discussion and Analysis for the three and nine months ended September 30, 2023, under the headings “Overview”, “Commodity Derivatives”, “Liquidity and Capital Resources” and “Guidance”. In addition, risk factors include: the Transaction may not be completed, or may not be completed in a timely manner; the Company may not receive all required approvals to close the Transaction; the combined entity may fail to realize, or may fail to realize in the expected timeframes, the anticipated benefits resulting from the Transaction; risks related to the integration of Hammerhead’s business into the Company’s existing business, including that the Company’s shareholders may be exposed to additional business risks not previously applicable to their investment; if the Transaction is not completed, the Company’s shareholders will not realize the anticipated benefits of the Transaction and the Company’s future business and operations could be adversely affected; discrepancies between actual and estimated production of the combined entity; changes in future commodity prices relative to the Company’s anticipated forecasts could have a negative impact on the reserves attributable to the assets acquired in the Transaction and, in particular, on the development of undeveloped reserves and financial risk of marketing reserves at an acceptable price given market conditions; volatility in market prices for oil and natural gas, decisions or actions of OPEC and non-OPEC countries in respect of supplies of oil and gas; delays in business operations or delivery of services due to pipeline restrictions, rail blockades, outbreaks, blowouts and business closures; the risk of carrying out operations with minimal environmental impact; industry conditions including changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced; uncertainties associated with estimating oil and natural gas reserves; risks and uncertainties related to oil and gas interests and operations on Indigenous lands; economic risk of finding and producing reserves at a reasonable cost; uncertainties associated with partner plans and approvals; operational matters related to non-operated properties; increased competition for, among other things, capital, acquisitions of reserves and undeveloped lands; competition for and availability of qualified personnel or management; incorrect assessments of the value and likelihood of acquisitions and dispositions, and exploration and development programs; unexpected geological, technical, drilling, construction, processing and transportation problems; the impact of severe weather events and climate change; availability of insurance; fluctuations in foreign exchange and interest rates; stock market volatility; general economic, market and business conditions, including uncertainty in the demand for oil and gas and economic activity in general and as a result of the COVID-19 pandemic; changes in interest rates and inflation; uncertainties associated with regulatory approvals; geopolitical conflicts, including the impacts of the war in Ukraine and the Middle East; uncertainty of government policy changes; the impact of the implementation of the Canada-United States-Mexico Agreement; uncertainty regarding the benefits and costs of dispositions; failure to complete acquisitions and dispositions; uncertainties associated with credit facilities and counterparty credit risk; changes in income tax laws, tax laws, crown royalty rates and incentive programs relating to the oil and gas industry; the wide-ranging impacts of the COVID-19 pandemic, including on demand, health and supply chain; and other factors, many of which are outside the control of the Company. The impact of any one risk, uncertainty or factor on a particular forward-looking statement is not determinable with certainty as these are interdependent and Crescent Point’s future course of action depends on management’s assessment of all information available at the relevant time.

Additional information on these and other factors that could affect Crescent Point’s operations or financial results are included in Crescent Point’s reports on file with Canadian and U.S. securities regulatory authorities. Readers are cautioned not to place undue reliance on this forward-looking information, which is given as of the date it is expressed herein or otherwise. Crescent Point undertakes no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required to do so pursuant to applicable law. All subsequent forward-looking statements, whether written or oral, attributable to Crescent Point or persons acting on the Company’s behalf are expressly qualified in their entirety by these cautionary statements.

Reserves and Drilling Data

Certain terms used herein but not defined are defined in NI 51-101, CSA Staff Notice 51-324 – Revised Glossary to NI 51-101 Standards of Disclosure for Oil and Gas Activities (“CSA Staff Notice 51-324”) and/or the Canadian Oil and Gas Evaluation (“COGE”) Handbook and, unless the context otherwise requires, shall have the same meanings herein as in NI 51-101, CSA Staff Notice 51-324 and the COGE Handbook, as the case may be.

This material change report contains metrics commonly used in the oil and natural gas industry, including “recycle ratio” and “future development capital”. These terms do not have a standardized meaning and may not be comparable to similar measures presented by other companies and, therefore, should not be used to make such comparisons. Readers are cautioned as to the reliability of oil and gas metrics used in this material change report. Management uses these oil and gas metrics for its own performance measurements and to provide investors with measures to compare the Company’s performance over time; however, such measures are not reliable indicators of the Company’s future performance, which may not compare to the Company’s performance in previous periods, and therefore should not be unduly relied upon.

Recycle ratio is calculated as operating netback divided by finding and development costs. Management uses recycle ratio for its own performance measurements and to provide shareholders with measures to compare the Company’s performance over time.

Future development capital (“FDC”) reflects the best estimate of the cost required to bring undeveloped proved and probable reserves on production. Changes in FDC can result from acquisition and disposition activities, development plans or changes in capital efficiencies due to inflation or reductions in service costs and/or improvements to drilling and completion methods.

There are numerous uncertainties inherent in estimating quantities of crude oil, natural gas and natural gas liquid (“NGL”) reserves and the future cash flows attributed to such reserves. The reserve and associated cash flow information set forth above are estimates only. In general, estimates of economically recoverable crude oil, natural gas and NGL reserves and the future net cash flows therefrom are based upon a number of variable factors and assumptions, such as historical production from the properties, production rates, ultimate reserve recovery, timing and amount of capital expenditures, marketability of oil and natural gas, royalty rates, the assumed effects of regulation by governmental agencies and future operating costs, all of which may vary materially. For these reasons, estimates of the economically recoverable crude oil, NGL and natural gas reserves attributable to any particular group of properties, classification of such reserves based on risk of recovery and estimates of future net revenues associated with reserves prepared by different engineers, or by the same engineers at different times, may vary. The Company’s actual production, revenues, taxes and development and operating expenditures with respect to its reserves will vary from estimates thereof and such variations could be material.

The estimates for reserves for individual properties may not reflect the same confidence level as estimates of reserves for all properties due to the effects of aggregation. This material change report contains estimates of the NPV of the Company’s future net revenue from our reserves. Such amounts do not represent the fair market value of our reserves. The recovery and reserve estimates of the Company’s reserves provided herein are estimates only and there is no guarantee that the estimated reserves will be recovered.

This material change report references more than 20 years of premium drilling locations in the Company’s corporate inventory, including booked and unbooked locations. Drilling locations exclude wells that are currently being drilled or have been drilled and are awaiting completion. Drilling locations are disclosed in two categories: (i) net booked 2P locations; and (ii) unbooked locations. Of the 800 drilling locations of Hammerhead identified herein, 252 are net booked 2P locations and 548 are unbooked locations, as assigned by independent evaluator McDaniel & Associates Consultants Ltd. in its reserves report in respect of Hammerhead assets dated effective November 1, 2023. Unbooked future drilling locations are not associated with any reserves or contingent resources and have been identified by the Company and have not been audited by independent qualified reserves evaluators. Unbooked locations have been identified by Crescent Point’s management as an estimation of the Company’s multi-year drilling activities based on evaluation of applicable geologic, seismic, engineering, production and reserves information. There is no certainty that Crescent Point will drill all unbooked drilling locations and if drilled there is no certainty that such locations will result in additional oil and gas reserves or production. The Company’s ability to drill and develop these locations and the drilling locations on which Crescent Point actually drills wells will ultimately depend upon a number of uncertainties and factors, including, but not limited to, the availability of capital, equipment and personnel, oil and natural gas prices, costs, inclement weather, seasonal restrictions, drilling results, additional geological, geophysical and reservoir information that is obtained, production rate recovery, gathering system and transportation constraints, the net price received for commodities produced, regulatory approvals and regulatory changes. As a result of these uncertainties, there can be no assurance that the potential future drilling locations that the Company has identified will ever be drilled and, if drilled, that such locations will result in additional crude oil, natural gas or NGLs produced. Expected well performance comes from analyzing historical well productivity. The expected well productivity is an average of our future planned inventory. As such, the Company’s actual drilling activities may differ materially from those presently identified, which could adversely affect the company’s business.

Where applicable, a barrels of oil equivalent (“boe”) conversion rate of six thousand cubic feet of natural gas to one barrel of oil equivalent (6Mcf:1bbl) has been used based on an energy equivalent conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different than the energy equivalency of the 6:1 conversion ratio, utilizing the 6:1 conversion ratio may be misleading as an indication of value.